Simpson Thacher & Bartlett llp

425 Lexington avenue

New York, N.Y. 10017

(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number	E-Mail Address
(212) 455-2163	mbrod@stblaw.com

June 4, 2021

Re:	Green Visor Financial Technology Acquisition Corp. I
Draft Registration Statement on Form S-1 Submitted on June 4, 2021 (the “Registration Statement”) CIK No. 0001858503

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Ladies and Gentlemen:

On behalf of Green Visor Financial Technology Acquisition Corp. I (the “Registrant”), a Cayman corporation, we refer to the above named Registration Statement. We confidentially submitted the Registration Statement for non-public review by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on June 4, 2021 and hereby confirm that the Registrant is seeking confidential treatment for the submission of the Registration Statement pursuant to Rule 83 of the Commission.

The Registrant will publicly file the Registration Statement and non-public draft submissions at least 15 days prior to commencement of any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

Please do not hesitate to contact us at (212) 455-2163 or (650) 251-5095 with any questions you may have regarding this confidential submission. Please send any correspondence to Richard Kim, Vice President and Chief Financial Officer (rich@gvfintaci.com), and to us (mbrod@stblaw.com and dwebb@stblaw.com).

Very truly yours,

/s/ Mark A. Brod
Mark A. Brod

/s/ Daniel N. Webb
Daniel Webb

cc:	Green Visor Financial Technology Acquisition Corp. I Richard Kim

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